Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Peugeot S.A.

Form F-4 File No.: 333-240094

The following is a press release made by Peugeot S.A. on October 28, 2020.

PRESS RELEASE

IMPORTANT NOTICE

By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction. A registration statement on Form F-4 in connection with the combination of FCA and PSA through a cross-border merger was filed with the SEC on July 24, 2020 but has not yet been declared effective.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.

Vélizy-Villacoublay and London, October 28, 2020

FCA and Groupe PSA Boards note continued progress towards merger completion and agree additional steps including in respect of Faurecia stake distribution to Stellantis shareholders

Fiat Chrysler Automobiles N.V. (« FCA ») (NYSE : FCAU/MTA : FCA) and Peugeot S.A. (“Groupe PSA”) continue to advance towards the completion of their proposed combination to create Stellantis, the world’s 4th largest global automotive OEM by volume. A further step forward in this regard was taken on 27th October when their respective Boards signed the cross-border merger terms that will apply to the combination. The parties expect the combination to be completed by the end of the first quarter 2021, subject to the customary conditions set forth in their Combination Agreement.

Both Boards also agreed to permit Groupe PSA to sell up to approximately 7 per cent of Faurecia’s outstanding share capital prior to the completion of the merger and to take such other steps (excluding additional disposals of shares) as may be necessary to ensure that Stellantis will not acquire control of Faurecia, consistent with the terms of the original Combination Agreement. This is expected to facilitate the securing of the necessary regulatory approvals in relation to the merger.

The cash proceeds from this contemplated disposal are expected to be distributed to the Stellantis shareholders along with the distribution in kind of the remaining stake in Faurecia, as already announced on 14th September 2020, promptly after the completion of the merger and subject to approval by the Stellantis Board and shareholders.

Both FCA and Groupe PSA also acknowledged the effective management of the Covid-19 crisis by Faurecia, and the upward revision of 2020 guidance and confirmation of all targets for 2022 during Q3 sales presentation.

Investor Relations:

FCA	Groupe PSA

Joe Veltri: +1 248 576 9257	Andrea Bandinelli: + 33 6 82 58 86 04

Investor.relations@fcagroup.com	communication-financiere@mpsa.com

For further information:

FCA	Groupe PSA

Andrea Pallard: +39 335 8737298	Bertrand Blaise: +33 6 33 72 61 86

andrea.pallard@fcagroup.com	bertrand.blaise@mpsa.com

Shawn Morgan: +1 248 760 2621	Pierre Olivier Salmon: +33 6 76 86 45 48

shawn.morgan@fcagroup.com	pierreolivier.salmon@mpsa.com

About FCA

Fiat Chrysler Automobiles (FCA) is a global automaker that designs, engineers, manufactures and sells vehicles in a portfolio of exciting brands, including Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep®, Lancia, Ram and Maserati. It also sells parts and services under the Mopar name and operates in the components and production systems sectors under the Comau and Teksid brands. FCA employs nearly 200,000 people around the globe. For more information regarding FCA, please visit www.fcagroup.com

About Groupe PSA

Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars, Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia.

Media library: medialibrary.groupe-psa.com  /       @GroupePSA_EN

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the SEC (including the registration statement on Form F-4 filed with the SEC on July 24, 2020), the AFM and CONSOB and PSA’s filings with the AMF.